Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2012.

As at April 30, 2012
(in millions of Canadian dollars)

Subordinated Debt	5,276

Capital Trust Securities(1)
BMO Tier 1 Notes-Series A	462

Total Equity
Preferred Shares(2)	2,465
Common Shares	11,568
Contributed Surplus	215
Retained Earnings	12,512
Accumulated Other Comprehensive Income	190

Total Shareholders’ Equity	26,950
Non-controlling Interest in Subsidiaries	1,441

Total Equity	28,391

Total Capitalization	34,129

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.
(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.